Filed by Cadeler A/S

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Eneti Inc.

Commission File No.: 001-36231

Date: June 16, 2023

CADELER A/S – Notice of upcoming webcasts on 16 June 2023

In conjunction with the announcement on 16 June 2023 regarding a Combination between Cadeler and Eneti, a webcast to present the Combination for the investment community will be held on 16 June 2023 at:

•	3:00 p.m. CEST / 9:00 a.m. EST

Webcast registration conference call at 3:00 p.m. CEST / 9:00 a.m. EST:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_NDEwNTQwNDMtYWJlMi00YzAwLTk2Y2ItZTU2ZmRmZTk1OTZm%40thread.v2/0?context=%7B%22Tid%22%3A%224cbfea0a-b872-47f0-b51c-1c64953c3f0b%22%2C%22Oid%22%3A%22e6df3138-b416-457f-b6c1-5f3ce7a36ee7%22%2C%22IsBroadcastMeeting%22%3Atrue%2C%22role%22%3A%22a%22%7D&btype=a&role=a

Those wishing to listen to the call should connect at least 5 minutes prior to the start of the call to ensure connection. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Contact details Cadeler

Key point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Key point of contact for media:

Christian Grønning, Partner Geelmuyden Kiese

+45 2763 0755

Christian.groenning@gknordic.com

Contact details Eneti

For additional information, visit www.eneti-inc.com or email Investor.Relations@Eneti-inc.com

James Doyle, Head of Corporate Development & Investor Relations

Tel: +1 646-432-1678

Investor.Relations@Eneti-inc.com

About Cadeler A/S

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler owns and operates 2 turbine installation vessels with delivery of additional 2 turbine installation vessel and 2 foundation installation vessels during 2024-2026. Cadeler is headquartered in Denmark and employes around 250 people. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR). For more information about Cadeler, visit www.cadeler.com.

About Eneti Inc.

Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com.

Additional Information and Where to Find It

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus but relates to the proposed business combination of Cadeler and Eneti, which will include an offer by Cadeler to exchange all of the issued and outstanding shares of Eneti for shares or American Depositary Shares (“ADSs”) representing shares in Cadeler. The exchange offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler or Eneti may file with the U.S. Securities and Exchange Commission (the “SEC”). Prior to the commencement of the exchange offer, Cadeler will file (1) a Registration Statement on Form F-4 that will include an offering prospectus with respect to the shares/ADSs to be offered in the exchange offer, (2) a Registration Statement on Form F-6 to register any ADSs to be offered as consideration pursuant to the terms of the offer and (3) a Tender Offer Statement on Schedule TO, and Eneti will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the exchange offer. Should Cadeler and Eneti proceed with the proposed transaction, such formal decision is conditional on approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the “Prospectus Regulation”) or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority (the Danish FSA). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF CADELER AND ENETI WITH THE SEC, OR APPROVED BY THE DANISH FSA, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (INCLUDING THE EXCHANGE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER, ENETI, THE PROPOSED TRANSACTION AND RELATED MATTERS THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and stockholders will be able to obtain the registration statement/prospectus, the exchange offer materials (including the offer to exchange, a related letter of transmittal and certain other exchange offer documents), and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by Cadeler and Eneti at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain copies of any document filed with the SEC by Cadeler free of charge from Cadeler’s website at www.cadeler.com, copies of any document filed with the SEC by Eneti free of charge from Eneti’s website at www.eneti-inc.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, “Relevant Persons”). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.